Exhibit 4.5

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of December 31, 2022, Stryve Foods, Inc., a Delaware corporation (the “Company”), had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Class A common stock, par value $0.01 per share (“Class A Common Stock”) and (ii) warrants to purchase shares of Class A Common Stock for $11.50 per share (“Warrants”). The following contains a description of our Class A Common Stock and Warrants, as well as certain related additional information. This description is a summary only and does not purport to be complete. We encourage you to read the complete text of the Company’s amended and restated certificate of incorporation (our “Amended and Restated Certificate of Incorporation”) and bylaws, which we have incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K. References to “we,” “our” and “us” refer to the Company, unless the context otherwise requires.

Authorized and Outstanding Stock

The Charter authorizes the issuance of 610,000,000 shares, of which 400,000,000 shares are shares of Class A Common Stock, par value $0.0001 per share, 200,000,000 shares are shares of Class V Common Stock, par value $0.0001 per share, and 10,000,000 shares are shares of preferred stock, par value $0.0001 per share.

As of April 10, 2023, the Company had issued and outstanding:

●	26,056,428 shares of Class A Common Stock;
●	6,145,995 shares of Class V Common Stock;
●	10,997,500 Warrants to purchase an equal number of shares of Class A Common Stock at an exercise price of $11.50 per share;
●	10,294,118 warrants to purchase an equal number of shares of Class A Common Stock at an exercise price of $3.60 per share; and

Common Stock

Voting. Pursuant to Charter, holders of Class A Common Stock and Class V Common Stock vote together as a single class on all matters submitted to the stockholders for their vote or approval, except as required by applicable law. Holders of Class A Common Stock and Class V Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote.

Dividends. The holders of Class A Common Stock are entitled to receive dividends, as and if declared by the Company’s Board out of legally available funds. The holders of Class V Common Stock will not have any right to receive dividends.

Liquidation Rights. Upon the Company’s liquidation or dissolution, the holders of all classes of common stock are entitled to their respective par value, and the holders of Class A Common Stock will then be entitled to share ratably in those of the Company’s assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of Class V Common Stock will not have any right to receive a distribution upon a liquidation or dissolution of the Company.

Conversion, Transferability and Exchange. Subject to the terms of the Amended Holdings Operating Agreement and the Exchange Agreements, the members of Holdings (other than the Company) may from time to time tender shares of Class V Common Stock (together with an equal number of Class B Common Units) for an equal number of shares of Class A Common Stock pursuant to the Exchange Agreements. The Company may not issue Class V Common Stock such that after the issuance the holder of such stock does not hold an identical number of Class B Common Units. The Class A Common Stock has no conversion or exchange rights.

Other Provisions. None of the Class A Common Stock or Class V Common Stock has any pre-emptive or other subscription rights.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares will be shares of preferred stock, par value $0.0001 per share. The Company’s Board is authorized, subject to limitations prescribed by DGCL and the Charter, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences and rights of the shares. The Company’s Board also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Class A Common Stock and Class V Common Stock, which could have a negative impact on the market price of the Class A Common Stock. The Company has no current plan to issue any shares of preferred stock.

Warrants

We have outstanding 10,997,500 Warrants outstanding that represent the right to purchase an equal number of shares of the Company’s Class A Common Stock. Each redeemable Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50, subject to adjustment as discussed below, at any time commencing on or after July 20, 2021. However, except as set forth below, no Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Class A Common Stock issuable upon exercise of the Warrants and a current prospectus relating to such shares. Notwithstanding the foregoing, if a registration statement covering the shares of Class A Common Stock issuable upon exercise of the Warrants is not effective, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their Warrants on a cashless basis. The Warrants will expire on July 20, 2026 at 5:00 p.m., New York City time.

We may call the Warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $.01 per Warrant:

●	at any time while the Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

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if, and only if, the reported last sale price of shares of Class A Common Stock equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

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if, and only if, there is a current registration statement in effect with respect to shares of Class A Common Stock underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If we call the Warrants for redemption as described above, management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. For this purpose, “fair market value” shall mean the volume weighted average price of shares of Class A Common Stock for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. Whether we will exercise our option to require all holders to exercise their Warrants on a “cashless basis” will depend on a variety of factors including the price of shares of Class A Common Stock at the time the Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as Warrant Agent, and us. The Warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of Class A Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The

Warrant holders do not have the rights or privileges of holders of shares of Class A Common Stock and any voting rights until they exercise their Warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no Warrants will be exercisable and we will not be obligated to issue shares of Class A Common Stock unless at the time a holder seeks to exercise such Warrant, a prospectus relating to shares of Class A Common Stock issuable upon exercise of the Warrants is current and shares of Class A Common Stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the Warrant agreement, we have agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to shares of Class A Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to shares of Class A Common Stock issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants and we will not be required to settle any such Warrant exercise. If the prospectus relating to shares of Class A Common Stock issuable upon the exercise of the Warrants is not current or if shares of Class A Common Stock are not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, we will not be required to net cash settle or cash settle the Warrant exercise, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder (and his, her or its affiliates) would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of shares of Class A Common Stock outstanding. Notwithstanding the foregoing, any person who acquires a Warrant with the purpose or effect of changing or influencing the control of us, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying Ordinary Shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share dividend payable in shares of Class A Common Stock, or by a split up of shares of Class A Common Stock or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of shares of Class A Common Stock to be issued to the Warrant holder.

Private Warrants

We have agreed that so long as the Private Warrants are still held by our initial shareholders or their affiliates, we will not redeem such Warrants and will allow the holders to exercise such Warrants on a cashless basis (even if a registration statement covering shares of Class A Common Stock issuable upon exercise of such Warrants is not effective). However, once any of the Private Warrants are transferred from the initial purchasers or their affiliates, these arrangements will no longer apply. Additionally, Cowen has agreed that it will not be permitted to exercise any Warrants underlying the purchase option issued to it and/or its designees upon consummation of the IPO after the five year anniversary of the effective date of the registration statement for our IPO. Furthermore, because the Private Warrants were issued in a private transaction, the holders and their transferees will be allowed to exercise such Warrants for cash even if a registration statement covering shares of Class A Common Stock issuable upon exercise of such Warrants is not effective and receive unregistered shares of Class A Common Stock. As of April 10, 2023, 197,500 of the total 10,997,500 Warrants outstanding were Private Warrants.

September 2021 Pre-Funded Warrants

On September 15, 2021, we entered into a Share Repurchase Agreement with various entities (collectively, the “Investors”) whereby we repurchased an aggregate of 800,000 shares of Class A Common Stock (the “Repurchase Shares”) from the Investors. The purchase price for the Repurchase Shares was the issuance of an aggregate of 800,000 pre-funded warrants to acquire an equal number of shares of Class A Common Stock (the “Pre-Funded Warrants”). The Pre-Funded Warrants do not expire and are exercisable at any time after their original issuance.

The Pre-Funded Warrants may not be exercised by the holder to the extent that the holder, together with its affiliates that report together as a group under the beneficial ownership rules, would beneficially own, after such exercise more than 9.99% of Stryve’s issued and outstanding Class A Common Stock. In the event of a fundamental transaction, as described in the Pre-Funded Warrants, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre-Funded Warrants. During May 2022, the Pre-Funded Warrants were exercised in full.

January 2022 Private Placement of Shares of Class A Common Stock (or, Pre-Funded Warrants) and Warrants

On January 6, 2022, we entered into a Securities Purchase Agreement (the “January Purchase Agreement”) with select accredited investors (the “2022 Investors”), relating to the issuance and sale of 2,496,934 shares of Class A Common Stock and, in lieu of Class A Common Stock, pre-funded warrants to purchase 7,797,184 shares of Class A Common Stock, and accompanying warrants to purchase up to 10,294,118 shares of Class A Common Stock (the “January 2022 Offering”). The January 2022 Offering closed on January 11, 2022. The Class A Common Stock and warrants were sold at a combined purchase price of $3.40 per share (less $0.0001 per share for pre-funded warrants). We received gross proceeds from the January 2022 Offering of approximately $35 million before deducting estimated offering expenses.

Each pre-funded warrant has an exercise price per share of common stock equal to $0.0001. The pre-funded warrants are exercisable at any time after their original issuance and will not expire. Each warrant has an exercise price per share of Class A Common Stock equal to $3.60 and will expire five years from the date of issuance and may be exercised on a cashless basis if a registration statement registering the shares issuable upon exercise is not effective. The pre-funded warrants and warrants are immediately exercisable, provided that the holder will be prohibited, subject to certain exceptions, from exercising the warrants for shares of Class A Common Stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would own more than 4.99% or 9.99%, as applicable, of the total number of shares of Class A Common Stock then issued and outstanding, which percentage may be changed at the holders’ election to a higher or lower percentage not in excess of 9.99% upon 61 days’ notice to us. As of December 31, 2022, the pre-funded warrants issued in the January 2022 Offering were exercised in full on a cashless basis.

Pursuant to the January Purchase Agreement, we agreed that we would not issue (or enter into any agreement to issue) any shares of Class A Common Stock or Class A Common Stock equivalents for a period of 90 days after the effective date of this registration statement, subject to certain exceptions.

The securities were issued in reliance on the exemption from registration provided by Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder. Each purchaser has represented that it is an accredited investor, as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Exclusive Forum

The Charter provides that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or the Charter or the Bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.